Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

BANK OF HAWAII CORPORATION

BANK OF HAWAII CORPORATION, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

FIRST:                    The Board of Directors of the Corporation duly adopted resolutions in accordance with Section 242 of the General Corporation Law of the State of Delaware proposing, declaring advisable and recommending this amendment (the “Certificate of Amendment”) to the Certificate of Incorporation (the “Certificate of Incorporation”) of the Corporation.  The resolutions propose that Article VII.B, VII.C and VII.E of the Certificate of Incorporation are each amended and restated in their entirety as follows:

Article VII.B.

“The Board, other than those directors elected by the holders of any series of Preferred Stock as provided for or fixed pursuant to the provisions of Article V of this Certificate of Incorporation, shall be elected at each annual meeting of stockholders for a one-year term expiring at the next annual meeting of stockholders following their election, notwithstanding that such director may have been elected for a term that extended beyond the date of such next annual meeting of stockholders.  A director shall be elected to hold office until the next annual meeting of stockholders after their election and until their successors shall have been elected and qualified.”

Article VII.C.

“Except as otherwise provided for or fixed pursuant to the provisions of Article V of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock to elect additional directors, and subject to the provisions hereof, newly created directorships resulting from any increase in the authorized number of directors, and any vacancies on the Board resulting from death, resignation, disqualification, removal, or other cause, may be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board.  Any director elected in accordance with the preceding sentence shall hold office until such director’s successor shall have been duly elected and qualified, subject to his earlier death, disqualification, resignation or removal. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.”

Article VII.E.

“Except for such additional directors, if any, as are elected by the holders of any series of Preferred Stock as provided for or fixed pursuant to the provisions of Article V of this Certificate of Incorporation, any director may be removed, with or without cause, only by the affirmative vote of the holders of at least a majority of the combined voting power of the then-outstanding shares of Voting Stock at a meeting of stockholders called for that purpose, voting together as a single class.”

SECOND:

That the annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware on April 25, 2008, at which meeting the necessary number of shares was voted in favor of said amendments.

THIRD:	The aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH:	This Certificate of Amendment to the Certificate of Incorporation is to become effective upon filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on its behalf by its Vice Chairman and Corporate Secretary this 25th day of April, 2008.

BANK OF HAWAII CORPORATION

By:	/s/ Mark A. Rossi
Name: Mark A. Rossi
Title: Vice Chairman & Corporate Secretary